SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: November 16, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

BENNETT ENVIRONMENTAL INC.

Financial Statements

(Unaudited — Prepared by Management)

Nine month period ended September 30, 2004 and 2003

MANAGEMENT’S INTERIM DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
For the Period Ending September 30, 2004

The following is management’s interim discussion and analysis in respect of Bennett Environmental Inc. (“Bennett” or the “Company”) and should be read in conjunction with the unaudited consolidated interim financial statements and notes of the Company for the period ending September 30, 2004. The financial statements of the Company are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The following discussion of financial condition and results of operations is dated November 2, 2004. Additional information relating to the Company, including its most recent annual information form is available on SEDAR at www.SEDAR.com.

Overall Performance

The Company’s third quarter results were negatively impacted primarily by pre-tax charges of approximately $10 million and lower than expected revenues from the Saglek project in northern Labrador which was discontinued on September 17, 2004. The charges consisted of (i) a write-down of assets relating to a proposed waste disposal facility at Kirkland Lake, Ontario, which will not be built (ii) a write-down of accounts receivable, including taking a provision against a cost reimbursement claim with respect to the recently completed Saglek project and (iii) a charge for severance costs related to management and staff reduction and other closure costs for the Company’s Vancouver office.

The Company expects to process approximately 8,000 to 10,000 tonnes in the fourth quarter of which 4,000 tonnes will be material remaining from the Saglek project for which no revenue will be recognized. Lower than expected soil inventory for the fourth quarter has resulted in a decision to shutdown operations at Saint Ambroise, Quebec in mid- November 2004. The shutdown will be in effect until the end of the year. The shutdown will allow the Company to undertake maintenance and complete the installation of a new soil cooling unit which will reduce environmental impacts. The shutdown is expected to result in a small loss for the fourth quarter.

Laws regulating landfills are continuing to become stricter. In April 2004, the Province of Ontario invited public comments on more stringent landfill laws in that province. The Province of Ontario is one now of the last jurisdictions in North America where untreated contaminated soil can be deposited in landfills. Management believes that Ontario’s laws will be harmonized with those in effect in the rest of Canada and the United States sometime in 2005. The harmonization of the Ontario landfill laws with the rest of Canada and US should increase the demand for soil treatment services.

The Federal Government of Canada announced in March 2004 and re-iterated in June 2004, that it has allocated $4.0 billion to be spent on environmental clean up over the next 10 years including $500 million for the clean up of the Sydney Tar Ponds. Although no specifics were given on other sites to be remediated, the Company believes that the northern DEW (Distant Early Warning) Line sites and several other publicly owned lands contaminated with hazardous materials that the Company currently treats or has treated will be high on the priority list for further clean ups.

If recent increases in energy and raw materials costs continue the financial results of the Company could be affected negatively. Approximately 10% of the Company’s direct costs are energy related and the costs of propane and butane are particularly significant for the Company. Historically the Company has procured these commodities under short-term contracts with prices based on spot prices in the marketplace. Volatility in the pricing of these commodities could cause material fluctuations in the Company’s operating results. Approximately 12% of the Company’s operating costs relate to the transportation of material in and out of its plants. Increases in fuel costs to the freight industry which cannot be always passed on to the customer could adversely affect the Company’s profitability.

For a detailed discussion of other risks associated with the business, operations and financial results of the Company, see “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2003.

Results of Operations
In 000’s$

Selected Quarterly Information	Three Months		Nine Months
	2004	2003	2004	2003
Total Revenue	$7,968	$22,403	$20,805	$47,822

Operating Costs	9,620	9,966	18,929	21,644
Administration	5,423	1,669	11,251	6,251
Loss from Asset Impairment	4,344	—	4,344	—

Net Income (loss)	(7,798)	6,775	(10,283)	11,852

Three Months End September 30, 2004

Revenue

Total revenue for the quarter was $8.0 million compared to $22.4 million for the same period a year earlier. The company processed approximately 20,000 tonnes of material in the quarter compared to approximately 23,000 in the same quarter last year. Revenue recorded in the fourth quarter was negatively impacted by the Saglek project.

The Saglek project, located in northern Labrador, has been on-going since 2002 and consisted of tendered and non-tendered specifications. This project involved more than soil shipments and thermal treatment of soils. The Company acted as a general contractor on the project and the scope of work included shipment of equipment to northern Labrador and deployment on site, excavation, processing of soil on site and the shipping and thermal treatment of soil. This project was accounted for using “percentage of completion” method. This method uses a ratio of total estimated revenues to total estimated costs to recognize actual revenue in a particular period. For example, if a project’s total estimated revenue is $200 and costs are estimated at $100 the ratio is 2:1. If $50 of costs were incurred in a particular quarter then $100 of revenue would be recognized.

Approximately 7,000 tonnes of material from Saglek were processed in the quarter. Tonnage excavated and processed from the site was approximately 4,600 tonnes less than expected for the 2004 season. The Company received strong indications earlier in the year that the Defence Construction Canada (a Federal Crown corporation) was prepared to process this material but in late September the Company was notified that balance of the work on the Saglek project would be postponed. As well, the Company incurred additional costs to handle and process such material on the site that was not envisaged in the original tender materials. The Company has submitted a claim for payment of all the extra expenses relating to the removal of these unanticipated materials. The Company is endeavouring to recover these costs but a provision with respect to a portion of such costs has been recorded as there is no assurance all the costs will be recovered. This claim, along with the shortfall in the amount of materials the Company expected to excavate, resulted in overall revenue being approximately $8.0 million less than expected in the quarter.

Revenue from the Federal Creosote Superfund site in Manville, New Jersey (“Federal Creosote”) was approximately $2.3 million lower in the third quarter of 2004 than in same period in 2003. Approximately 3,500 tonnes were processed from this site in the quarter compared to 6,600 tonnes in the same period a year earlier. Margins on the business were negatively impacted because of a stronger Canadian dollar, freight surcharges and higher fuel costs at the plant.

Revenue from contracts other than Saglek and Federal Creosote generated approximately $5.2 million in the quarter compared to $3.9 million in the same period last year. Tonnage processed from these other contracts amounted to 9,000 tonnes compared to 5,000 tonnes in the third quarter last year.

Operating Costs

Operating costs in the third quarter were $9.6 million compared to $10.0 million a year earlier. Approximately $4.0 million of these costs related to the mobilization of equipment to the site, demobilization of such equipment from the site, transportation of material and other costs related to Saglek compared to $4.7 million a year earlier. Operating expenses related to plant activities were approximately $280/ton in the quarter compared to $230/ton a year earlier. The increase in cost is related to additional fuel costs and lower volumes.

Administration and Business Development

Administrative and Business Development expenses were $5.4 million compared to $1.7 million in the third quarter of 2003. The increased costs relate to increase of professional and legal expenses and a $2 million charge for severance costs and other costs related to the closure of the Vancouver office.

Loss from Asset Impairment

During the quarter certain capitalized permit costs and equipment incurred as part of a proposed thermal treatment facility in Kirkland Lake, Ontario were written off. Plans related to a third plant in Kirkland Lake have been cancelled, which has resulted in a write down in the value in such assets.

Nine Months Ended September 30, 2004

Revenue

Total revenue for the nine months ended September 30, 2004 was $20.8 million compared to $47.8 million for the same period last year. The Company processed approximately 44,000 tonnes for the nine-month period in 2004 compared to 50,000 tonnes for the same period last year. Revenue was mainly impacted by lower volume for the Federal Creosote and the Saglek project as described above.

Tonnage from contracts other than Saglek and Federal Creosote was approximately 14,000 tonnes year to date compared to approximately 15,000 tonnes for the same period in the prior year.

Operating Costs

For the nine months ended September 30, 2004 operating costs were $18.9 million compared to $21.6 million for the same period last year. Costs per ton excluding the Saglek mobilization and de-mobilization costs were approximately $12.52 lower in the nine months of 2004 compared to the same period last year. Lower disposal costs accounted for most of this variance.

Summary of Quarterly Results

In $ millions	2004			2003 (restated)				2002 (restated)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	8.0	3.9	8.9	22.0	22.4	13.4	12.1	18.8
Net Income/(Loss)	(7.8)	(2.2)	(0.3)	6.3	6.8	2.2	2.9	5.5
EPS — Basic	(0.43)	(0.12)	(0.02)	0.38	0.40	0.17	0.17	0.32
EPS — Diluted	(0.43)	(0.12)	(0.02)	0.36	0.39	0.17	0.17	0.30

The quarterly results in the table above have been restated to reflect the impact of stock based compensation expense. The Company incurred a net loss of $7.8 million in the quarter, the third consecutive quarterly net loss. Other than the net losses incurred in Q1, Q2 and Q3 of 2004, the last quarterly net loss came in the fourth quarter of 2000. Quarterly financial results are dependent upon the level of production at the Company’s soil processing facility in Saint Ambroise Quebec. Usually, sales revenues and net income are directly proportional to the volumes of contaminated soil processed at the facility.

Liquidity

The Company currently has sufficient cash to meet working capital requirements for the next quarter and expects to generate sufficient cash from its accounts receivable to meet working capital requirements for 2005.

Cash balances at September 30, 2004 were approximately $5.6 million compared to $12.6 million at the end of 2003. During the quarter cash decreased by approximately $8.3 million with approximately $6 million being used for the completion of the Belledune facility and the upgrade of the Quebec facility, and approximately $2.3 million is being used to fund losses and working capital requirements.

Accounts receivable of $21.9 million includes an allowance for doubtful accounts of approximately $4.4 million. The following table shows components of accounts receivable compared to December 31, 2003 and September 30, 2003.

(In $ millions)	September 30, 2004	December 31, 2003	September 30, 2003
Invoiced	$13.4	$12.3	$10.2
Unbilled — net	8.7	16.8	12.7
Allowance for Doubtful accounts	(0.2)	(0.1)	(0.1)

Total	$21.9	$29.0	$22.8

Unbilled accounts receivable include revenue recognized from contracts where the “percentage of completion” method of revenue recognition was used. The Company expects that all unbilled amounts will be invoiced by the end of the 4th quarter.

Amounts owing from the Defence Constructions Canada related to work performed on the Saglek contract accounts for approximately $14.8 million of the total accounts receivable. Of this total the Company expects to collect $7 to $8 million in the fourth quarter of 2004 and the balance will be collected in the first half of 2005 when holdback amounts are repaid and the Company has negotiated a final settlement on claims for extra expenses.

Obligations

	01-Oct-04	01-Oct-05	01-Oct-06	01-Oct-07	01-Oct-08
	to	to	to	to	to
	30-Sep-05	30-Sep-06	30-Sep-07	30-Sep-08	30-Sep-09
Long term Debt	—	300,000	—	—	—
Operating Lease	188,589	132,580	132,580	132,580	132,580
Capital lease	9,834	4,708	—	—	—

The Company has long-term debt of approximately $0.3 million. The majority of this amount is scheduled for repayment in December 2005 and will be paid by through its cash flow.

On February 3, 2004, the Company completed a financing arrangement with an underwriter whereby the underwriter agreed to purchase 1,000,000 units, each unit consisting of one common share and one and one half common share purchase warrant at $26.00 per unit for gross proceeds of $26 million. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction of $24.7 million were used for general corporate purposes and the construction of the Company’s new facility in Belledune, New Brunswick.

Subsequent to the end of the third quarter, the Company was notified of the discontinuation by its lender of a $10 million line of credit, which was completely undrawn.

Capital Expenditures

The construction of the Belledune facility represented the majority of capital expenditure for the Company in the quarter. During the quarter the Company spent approximately $6.0 million on Belledune and expects that only $0.5 to $1.0 million remains to be spent in the fourth quarter of 2004. During 2004 approximately $22.3 million has been invested in Belledune bring the total project costs to $30.3 million.

Construction will be completed in the fourth quarter. As part of its construction permit the company was given a draft operating permit. The facility must provide satisfactory air emission and soil-sampling data from controlled experimental test burns to demonstrate that it can operate within the limits of the draft operating permit. Once the Company has demonstrated, the plant can operate within the limits of the draft permit. The Company expects to obtain a final operating permit to operate from the Province of New Brunswick in early 2005.

Other than committed capital expenditures of approximately $0.5 to $1.0 million and routine capital expenditures at the Saint Ambroise plant of $0.25 million, expected in the first and second quarters of 2005, no additional capital expenditures are envisaged until market conditions improve and a sufficient inventory of soils is in hand to operate plants at appropriate levels.

Transactions with Related Parties

The Company paid consulting fees of $48,585 in the third quarter (up from $47,170 in the third quarter of 2003) to a company owned by a director and officer of the Company. The Company also paid $81,518 in the third quarter of 2004 (up from $6,800 in Q3 2003) for legal fees in connection with environmental law advise to a Canadian law firm of which one of the Company’s directors is a partner. In addition, the Company expensed $603,395 for legal fees to an American law firm of which another director of the Company is a partner. These fees were incurred in the normal course of operations and have been agreed to by the related parties. The expenditures for the legal fees were in relation to environmental permitting activities for the new facility in Belledune New Brunswick and advice and services in relation to the Federal Creosote Phase III contract.

Critical Accounting Estimates

Revenue from the Saglek long-term, fixed price contracts was recognized on the “percentage of completion” method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of the Saglek projects were reviewed on a periodic basis by the company and its independent consultant and adjustments to the revenue recognition ratio were made as required. Saglek was the only project for which the Company used the percentage of completion method for revenue recognition in 2003 and the first three quarters of 2004. During the quarter certain capitalized permit costs and equipment incurred as part of a proposed thermal treatment facility in Kirkland Lake, Ontario were written off. The Company provided $1.0 million in the quarter relating to contingencies regarding severance provisions in the employment contracts of certain executives.

Changes In Accounting Policy

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation. The amended recommendations have been applied retroactively, with restatement of prior periods. Compensation expense related to stock options for the three months ended September 30, 2004 is $151,830 compared to $22,026 for the same period a year ago. These amounts are reflected as part of the Administration and Business Development expenses on the income statement. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601, contributed surplus of $1,201,776 and a decrease to retained earnings of $1,695,377.

Financial Instruments and Other Instruments

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and, if appropriate, enters into a hedge arrangement. As of September 30, 2004, the Company had no foreign exchange contracts in place.

Outstanding Shares

The balance of common shares outstanding at September 30, 2004 was 18,415,940, up from 17,145,789 at December 31, 2003 and has increased by 1,000,000 shares in the year due to the share issuance on February 3, 2004 as discussed above under the heading “Liquidity”. In addition, there were unissued stock options in respect of 891,451 common shares outstanding as at September 30, 2004 of which 587,451 were exercisable at prices from $2.17 to $23.69 a share. The February 3, 2004 share issue had warrants attached that can be converted to 500,000 common shares at a price of $30.00 per share for a period of up to 18 months after the issue date.

The Company announced on April 21, 2004 that it had received Toronto Stock Exchange approval to commence a Normal Course Issuer Bid through the facilities of the TSX, permitting the Company to purchase for cancellation up to 900,000 common shares. The earliest the bid could commence was April 26, 2004 and it will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005. As of November 2, 2004, 11,500 common shares have been purchased. The balance of outstanding shares as at November 2, 2004 was 18,427,440 (including 11,500 shares of treasury stock).

Outlook and Updates

As of November 1, 2004 the Company has not provided updated financial guidance for the full year and will do so once large sustainable volumes of contaminated soil from several of the Company’s contracts begin arriving at the Company’s facilities in Saint Ambroise, which is expected the first half of 2005.

Shareholder Class Action

US based class action lawsuits filed against the Company and several of its officers, directors and former officers have been ordered to consolidate in a proceeding in the US District Court for the Southern District of New York. These class action lawsuits allege misrepresentations and omissions of material facts concerning the Federal Creosote Phase III contract in violation of US securities laws. The Company disagrees with these allegations and intends to vigorously defend these proceedings.

Federal Appeal on Panel and Judicial Review

On June 14, 2004, the Federal Minister of Environment asked that a public review panel be formed to assess the transboundary environmental impacts of the Company’s Belledune facility. The Company had asked the Federal Court of Canada to review the legal authority of the Minister in asking for this review of the Company’s facility. The Federal Court quashed the decision by the Ministry of Environment in August, 2004. Subsequently, the Federal Minister of the Environment filed an appeal to the Federal Court Decision which is being opposed by the Company.

Quebec Order

On September 17, 2004 the Company was issued a notice from the Québec Ministry of the Environment concerning the plant in Saint-Ambroise, Quebec. The Quebec Ministry of the Environment alleges that the increase in levels of dioxins and furans in the region are directly related to the Quebec plant.

An order may be issued under this notice requiring the plant to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry of the Environment.

On November 2, 2004 The Company made a submission to the Québec Ministry of the Environment which provides evidence that the furans and dioxins sampled by the Ministry do not match the furans and dioxins emitted by the plant.

Forward Looking Statements

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive.

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at September 30, 2004 with comparative figures
As at December 31, 2003

	September 30	December 31
	2004	2003
	(unaudited)	(Audited)
		(Restated - Note 2)
Assets
Current assets
Cash and cash equivalents	$5,607,124	$12,586,353
Accounts receivable	21,946,826	29,012,175
Income tax receivable	3,569,375	—
Work-in-progress	—	151,893
Prepaid expenses and other	2,805,814	2,154,983

	33,929,139	43,905,404

Investment	487,380	568,193
Note receivable	300,000	—
Property, plant and equipment (note 5)	45,208,290	23,779,384
Other assets (note 5)	4,213,640	6,777,953
Goodwill	646,638	646,638

	$84,785,087	$75,677,572

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$7,566,572	$9,964,937
Income taxes payable	—	2,961,632
Current portion of long-term debt	9,067	4,601

	7,575,639	12,931,170

Future income tax liability	692,194	2,616,861
Deferred revenue	—	814,409
Long-term debt	300,767	417,143

Shareholders’ equity
Share capital (note 3)	55,790,712	28,397,470
(Common shares outstanding 18,415,940 (2003 — 17,145,789))
Contributed surplus	1,409,977	1,201,776
Retained earnings	19,015,798	29,298,743

	76,216,487	58,897,989
Contingent liabilities (note 6)
	$84,785,087	$75,677,572

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Nine-Month Period Ended September 30, 2004 with comparative figures for the Nine-Month Period Ended September 30, 2003, and
the Three-Month Period Ended September 30, 2004 with the comparative figures for the Three-Month Period Ended September 30, 2003

	9 months		3 months
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Restated - Note 2)		(Restated - Note 2)

Sales (note 4)	$20,804,810	$47,822,472	$7,967,983	$22,402,772

Interest and other income	438,468	543,346	188,391	209,515

	21,243,278	48,365,818	8,156,374	22,612,287

Expenses
Operating costs	18,929,455	21,644,419	9,619,609	9,966,464
Administration and business development	11,251,426	6,251,145	5,422,654	1,669,208
Amortization	1,916,935	1,513,039	635,211	665,830
Loss from asset impairment (note 5)	4,343,979	—	4,343,979	—
Foreign exchange	37,177	423,560	112,317	(57,759)
Interest expenses	71,978	86,285	23,677	35,364

	36,550,950	29,918,448	20,157,447	12,279,107

Earnings (loss) before income taxes	(15,307,672)	18,447,370	(12,001,073)	10,333,180

Income tax expense
Current	(3,569,375)	6,290,563	(2,309,079)	3,303,590
Future	(1,455,352)	305,000	(1,894,312)	255,000

	(5,024,727)	6,595,563	(4,203,391)	3,558,590

Net earnings (loss)	(10,282,945)	11,851,807	(7,797,682)	6,774,590

Retained Earnings, beginning of period	29,298,743	11,125,284	26,813,480	16,202,501

Retained Earnings, end of period	$19,015,798	$22,977,091	$19,015,798	$22,977,091

Basic earning (loss) per share	$(0.56)	$0.71	$(0.43)	$0.40

Fully diluted earnings (loss) per share	$(0.56)	$0.70	$(0.43)	$0.39

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Nine-Month Period Ended September 30, 2004 with comparative figures for the Nine-Month Period Ended September 30, 2003, and
the Three-Month Period Ended September 30, 2004 with the comparative figures for the Three-Month Period Ended September 30, 2003

	9 months		3 months
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Restated - Note 2)		(Restated - Note 2)

CASH PROVIDED BY (USED IN):
Operations
Net earnings (loss)	$(10,282,945)	$11,851,807	$(7,797,682)	$6,774,590

Items not involving cash:
Amortization	1,916,935	1,513,039	635,211	665,830
Equity investment loss	128,193	—	61,593	—
Write down of investment	125,120	—	125,120	—
Stock-based compensation (Note 2)	489,948	1,123,376	151,830	22,026
Shares issued for services rendered	—	2,840	—	—
Kirkland Lake assets and permits	4,343,979	—	4,343,979	—
Future income taxes	(1,455,352)	305,000	(1,894,312)	255,000
Changes in operating working capital:
Deferred revenue	(814,409)	—	—	—
Accounts receivable	7,065,349	(13,986,668)	901,242	(10,328,977)
Income Taxes receivable	(3,569,375)	—	(2,333,787)	—
Work-in-progress	151,893	37,530	37,973	(105,822)
Prepaid expenses and other	(650,831)	(349,968)	339,925	913,672

Accounts payable and accrued liabilities	(2,398,365)	(936,984)	3,395,309	1,274,482
Income taxes payable	(2,961,632)	(1,655,431)	—	3,343,176

	(7,911,492)	(2,095,459)	(2,033,599)	2,813,977

Investments:
Investments	(172,500)	—	(172,500)	—
Note Receivable	(300,000)	—	(300,000)	—
Purchase of capital assets	(23,982,053)	(4,253,107)	(5,661,662)	(802,640)
Increase in other assets	(1,143,454)	(1,449,463)	(389,410)	(893,192)

	(25,598,007)	(5,702,570)	(6,523,572)	(1,695,832)

Financing:
Repayments of long-term debt	(111,910)	(631,531)	(2,951)	(108,408)
Share capital, issued for cash	26,714,077	1,634,365	298,659	957,525
Repurchase of share capital	(71,897)	—	(71,897)	—

	26,530,270	1,002,834	223,811	849,117

Decrease in cash and cash equivalents	(6,979,229)	(6,795,195)	(8,333,360)	1,967,262

Cash and cash equivalents, beginning of period	12,586,353	19,267,639	13,940,484	10,505,182

Cash and cash equivalents, end of period	$5,607,124	$12,472,444	$5,607,124	$12,472,444

See accompanying notes to consolidated financial statements.

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	57,293	23,582	27,175	5,861
Income taxes paid	1,073,454	7,985,580	—	—

Notes to the Interim Consolidated Financial Statements (UNAUDITED)

1.	Basis of Presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at September 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2003 annual financial statements and notes thereto included in the 2003 Annual Report.

2.	Change in accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements, except for the following:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601 (2002 — $4,498), contributed surplus of $1,201,776 (2002 — $492,077) and a decrease to retained earnings of $1,695,377 (2002 — $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002 and adjustments for exercised options. Compensation expense related to stock options for the three and nine months ended September 30, 2004 is $151,830 and $489,948 respectively (three months ended September 30, 2003 — $22,026, nine months ended September 30, 2003 — $1,123,376).

	As previously
	Reported	Adjustment	Restated
As at December 31, 2002:
Retained earnings	$11,621,859	($496,575)	$11,125,284
Share capital	23,882,001	4,498	23,886,499
Contributed Surplus	—	492,077	492,077

As at December 31, 2003:
Retained earnings	30,994,120	(1,695,377)	29,298,743
Share capital	27,903,869	493,601	28,397,470
Contributed surplus	—	1,201,776	1,201,776

3 months ended September 30, 2003:
Admin. and business development	1,647,182	22,026	1,669,208
Net earnings	6,796,616	(22,026)	6,774,590
Basic earnings per share	0.40		0.40
Fully diluted earnings per share	0.39		0.39

9 months ended September 30, 2003:
Admin. and business development	5,127,769	1,123,376	6,251,145
Net earnings	12,975,183	(1,123,376)	11,851,807
Basic earnings per share	0.78		0.71
Fully diluted earnings per share	0.74		0.70

3.	Share capital:

a.	The issued share capital of the Company is as follows:

	Common	Amount
		(Restated - Note 2)
Balance at December 31, 2003	17,145,789	$28,397,470

Issued during the nine months ended September 30, 2004 for:
Exercise of options for cash	281,651	2,115,156
Stock-based compensation related to exercise of options		281,747
Shares issued for Private Placement	1,000,000	26,000,000

	18,427,440	56,794,373
Share issuance cost		(1,401,097)

Treasury stock	(11,500)	(71,879)
Future income tax recovery		469,315

Balance at September 30, 2004	18,415,940	$55,790,712

b.	Stock option activity for the nine months ended September 30, 2004 is as follows:

Shares
Outstanding, December 31, 2003	1,120,602
Issued	70,000
Exercised	(281,651)
Cancelled/Expired	(17,500)

Outstanding, September 30, 2004	891,451

4.	Sales — Saglek Project:

The Saglek project consisted of work in northern Labrador for Defense Construction Canada with respect to tendered and non-tendered specifications. The project started in 2002 and was substantially completed in the third quarter of 2004. Revenue for this project was recognized using the “percentage of completion method” of accounting under which a formula is applied to recognize revenue based on the rate at which costs are actually incurred in the completion of the project. This method of accounting was adopted because, in the Saglek project, The Company was the prime contractor responsible for project construction and supervision which went beyond its normal role of shipping and thermally treating contaminated soil. The Saglek project was the only project for which the Company used the “percentage of completion” method for revenue recognition in 2003 and the first three quarters of 2004.

During the third quarter of 2004, the Saglek project was substantially completed and approximately 7,000 tonnes of material from Saglek were processed. Over the course of the entire project, The Company excavated approximately 56,000 tonnes of soil and processed approximately 44,000 tonnes of material in its facilities. The volume of material processed was approximately 4,600 tonnes less than originally estimated for 2004 because the project ended sooner than expected.

The Company has submitted a claim for payment of all the extra expenses relating to the removal of these unanticipated materials. The Company is endeavouring to recover these costs but a provision with respect to a portion of such costs has been recorded as there is no assurance all the costs will be recovered. The Company will adjust this provision in the period when greater certainty has been achieved, which is expected by March 2005.

5.	Loss from asset impairment

During the quarter, certain capitalized permit costs and equipment incurred as part of a proposed thermal treatment facility in Kirkland Lake Ontario were written off. Plans related to a third plant in Kirkland Lake have been cancelled, which has resulted in a write down in the value in such assets.

6.	Contingent liabilities

(a)	Class Action Lawsuits
US based class action lawsuits filed against the Company and several of its officers, directors and former officers have been ordered to consolidate in a proceeding in the US District Court for the Southern District of New York. These class action lawsuits allege misrepresentations and omissions of material facts concerning the Federal Creosote Phase III contract in violation of US securities laws. The Company disagrees with these allegations and intends to vigorously defend these proceedings. The outcome of any of these proceedings is not determinable at this time and no provision for loss, if any, has been recorded in these financial statements.

(b)	Employee Severance
The Company provided $1.0 million in the quarter relating to contingencies regarding severance provisions in the employment contracts of certain executives. Any changes in the estimated costs of these severance provision will be recorded in the period of settlement or when greater certainty in the amount of severance costs is determined.